UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Global Gas Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37892P107

(CUSIP Number)

December 21, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 9 Pages)

CUSIP No. 37892P107	Page 2 of 9

1.	NAMES OF REPORTING PERSONS LINDEN CAPITAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 335,613
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 335,613

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,613
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 37892P107	Page 3 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LINDEN GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 335,613
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 335,613

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,613
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 37892P107	Page 4 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LINDEN ADVISORS LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 358,080
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 358,080

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,080
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 37892P107	Page 5 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIU MIN WONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong) and USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 358,080
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 358,080

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,080
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON IN, HC

Item 1 (a).	Name of Issuer:

Global Gas Corporation (the “Issuer”).

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

99 Wall Street, Suite 436, New York, NY 10005.

Item 2 (a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”);

ii)	Linden GP LLC, a Delaware limited liability company (“Linden GP”);

iii)	Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”); and

iv)	Siu Min (Joe) Wong (“Mr. Wong”).

This Statement relates to Shares (as defined herein) held for the account of Linden Capital and one or more separately managed accounts (the “Managed Accounts”). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by each of Linden Capital and the Managed Accounts.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

Item 2 (c).	Citizenship:

i)	Linden Capital is a Bermuda limited partnership.

ii)	Linden GP is a Delaware limited liability company.

iii)	Linden Advisors is a Delaware limited partnership.

iv)	Mr. Wong is a citizen of China (Hong Kong) and the United States.

Item 2 (d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number: 37892P107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4 (a)	Amount Beneficially Owned:

As of December 21, 2023, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 358,080 Shares. This amount consists of 335,613 Shares held by Linden Capital and 22,467 Shares held by separately managed accounts. As of December 21, 2023, each of Linden GP and Linden Capital may be deemed the beneficial owner of the 335,613 Shares held by Linden Capital.

Item 4 (b)	Percent of Class:

As of December 21, 2023, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 6.2% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 5.8% of Shares outstanding. These percentages are based on 5,428,256 Shares outstanding based on disclosures by the issuer in its current report on Form 8-K filed on December 28, 2023 and assumes the exercise of 358,080 warrants included in our reported holdings.

Item 4 (c)	Number of Shares as to which such person has:

As of December 21, 2023:

Linden Capital and Linden GP:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	335,613

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	335,613

Linden Advisors and Mr. Wong:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	358,080

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	358,080

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group:

This item 9 is not applicable.

Item 10.	Certification:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 6, 2024

LINDEN CAPITAL L.P.

By: Linden GP LLC, its general partner

By:	/S/ Saul Ahn
Saul Ahn,
Authorized Signatory

LINDEN GP LLC

By:	/S/ Saul Ahn
Saul Ahn,
Authorized Signatory

LINDEN ADVISORS LP

By:	/S/ Saul Ahn
Saul Ahn,
General Counsel

SIU MIN WONG

By:	/S/ Saul Ahn
Saul Ahn, Attorney-in-Fact for Siu Min Wong**

**

Duly authorized under Siu Min Wong’s Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.